UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2003

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F [ ] Form 40-F [X]

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes [ ] No [X]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation (Registrant)

Date: October 31, 2003

By:	/s/ Stuart Snyder Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated October 31, 2003 - CINAR Signs Definitive Agreement For Sale Of Company

TO	News directors, assignment editors, journalists and columnists: business, finance and communications news

DATE	October 30, 2003

RE	For immediate release

CINAR SIGNS DEFINITIVE AGREEMENT FOR SALE OF COMPANY Board approves transaction

Montreal, October 30, 2003 — CINAR Corporation announced today it has entered into a definitive agreement providing for the acquisition of the Company by an investor group comprised of Michael Hirsh, Toper Taylor and TD Capital Canadian Private Equity Partners for US$143.9 million. Approximately US$1.2 million of the purchase price will be held in escrow pending resolution of a dispute (being submitted to binding arbitration) with CINAR co-founders Micheline Charest and Ronald Weinberg regarding the validity of their exercise of 840,000 options.

Under the terms of the agreement, approved by CINAR’s Board of Directors, the investor group will acquire 100 percent of the outstanding variable multiple voting and limited voting shares of CINAR for US$3.57 per share in cash or US$3.60 should CINAR’s dispute regarding the founders’ options be settled in its favour.

Furthermore, the agreement calls for a pro rata distribution to shareholders of the potential net proceeds from the settlement of certain outstanding litigation. This distribution will take place to the extent such litigation is settled prior to the fifth business day preceding the meeting at which shareholders will be asked to vote on the transaction and providing certain other conditions are met. In the event that net litigation proceeds have not been determined by such time, CINAR shareholders will be granted non-transferable contingent cash entitlements providing them with the right to receive 70 percent of the net proceeds of such litigation.

This structure was developed to ensure that CINAR’s shareholders benefit from the Company’s efforts in pursuing the outstanding litigation. However, due to the complex nature of CINAR’s claims and counterclaims against the Company, management is unable to estimate the amount that could be recovered from this litigation, if any, or the time frame under which it is likely to be settled.

The purchaser has advised CINAR that, under separate, concurrent agreements with the investor group, Ronald Weinberg and Micheline Charest, who hold in the aggregate approximately 96% of CINAR’s multiple voting shares, have agreed to vote their shares in favour of the sale.

1

“The CINAR Board has worked hard to improve the overall operations of the Company while, at the same time talking to potential purchasers who could provide shareholders with fair value for the Company’s assets,” said Robert Despres, Chairman of CINAR’s Board. “It was important for the Board to find the right purchaser who could assure not only shareholder value but the financial resources necessary to move the Company forward. Many potential purchasers participated in the sale process and after extensive discussions and negotiations, I believe that we have found an excellent fit in the group led by Michael Hirsh. We are very pleased with this outcome.”

“I am very pleased to see that the efforts made by CINAR’s management and staff to stabilize operations, implement a new vision, inject new energy and stimulate synergies between both divisions have paid off in terms of shareholder value,” said Stuart Snyder, President and CEO of CINAR. “The recent reinstatement of funding from the Canadian Television Fund was also very useful in reestablishing CINAR’s credibility,” he added.

“From Arthur to Caillou, from Carson-Dellosa to HighReach, CINAR has a number of popular and important brands in children’s education and entertainment. We are committed to building these highly recognizable brands and look forward to working closely with our team and our new colleagues to lead the Company to new heights,” said Mr. Hirsh and Mr. Taylor.

Completion of the transaction is subject to, among other things, approval by the holders of two-thirds of the variable multiple voting shares and limited voting shares, with each class voting separately, as well as court approval and required regulatory approvals in Canada and the United States. The transaction will be submitted to CINAR shareholders for their approval at a special shareholders’ meeting expected to be held in Montreal in December. The terms of the transaction will be described more fully in the Management Proxy Circular which will be sent to shareholders in advance of the meeting.

CINAR is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

Michael Hirsh and Toper Taylor
Michael Hirsh and Toper Taylor have over 50 years of combined experience as entrepreneurs and business builders in the global kids’ and family entertainment business. Hirsh was a founder and former CEO of Nelvana Limited and Taylor was formerly President of International Distribution, Marketing and Consumer Products for Nelvana Limited and President of Nelvana Communications, its L.A.-based sales and development office. Hirsh also co-founded Teletoon and is the co-author of The Great Canadian Comics. Taylor is a former television packaging agent at the William Morris Agency and currently sits on several boards at the University of Southern California.

2

TD Capital Canadian Private Equity Partners
TD Capital Canadian Private Equity Partners (CPEP) is a fund established by TD Capital, the private equity arm of TD Bank Financial Group. Established more than 35 years ago, TD Capital has approximately $3 billion of capital under management through its offices located in Canada and the United States. In 2000, CPEP raised the largest ever bank-sponsored private equity partnership in Canada, with $635 million of commitments. CPEP has 15 investment professionals located in its Toronto office. For more information on TD Capital, please visit www.tdcapital.com.

For CINAR Shareholders

This press release may contain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934. When used in this press release, the words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions or statements regarding future periods are intended to identify forwardlooking statements. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events, which by their nature involve substantial risks and uncertainties beyond CINAR’s control. CINAR undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made.

CINAR’s shareholders are urged to read the management proxy circular regarding the proposed Plan of Arrangement when it is finalized and distributed to shareholders because it will contain important information for making an informed decision.

-30-

FOR INFORMATION:

Nathalie Bourque NATIONAL Public Relations inc. Tel.: (514) 843-2309 Cell.: (514) 953-2155	Roch Landriault Tel.: (514) 843-2345 Cell.: (514) 249-4537

Please note that photos are available on Canadian Press.

3